FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
                                             Vice President-Investor Relations
                                             214/978-2691

           HALLIBURTON COMPLETES SALE OF IDP JOINT VENTURE INTEREST --
                             RELATED SALE IS PENDING

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its subsidiary, Dresser Industries, Inc. (Dresser), has completed the sale of its 49 percent joint venture interest in Ingersoll Dresser Pump Company (IDP) to a subsidiary of its joint venture partner, Ingersoll-Rand Company, for a sales price of $515 million. The proceeds, net of intercompany amounts payable by Dresser to IDP, were received in the form of a $377 million promissory note due January 14, 2000 and unconditionally guaranteed by Ingersoll-Rand Company. The IDP sale results in a Halliburton 1999 fourth quarter after-tax extraordinary gain of approximately $165 million, or $ .37 per diluted share.
         Halliburton also said that the previously announced sale of Dresser's 51 percent joint venture interest in Dresser-Rand Company (D-R) to Ingersoll-Rand is ready to close pending one remaining clearance from competition regulatory authorities in Argentina, where D-R exports products and services. Similar approvals have already been received in the United States and European Union. Since Ingersoll-Rand already owns 49 percent of D-R, Halliburton believes Argentinean approval is only a legal formality and will be received shortly. Final closing is expected to occur in January 2000. The pending closing date will not affect the sales price of $579 million for the 51 percent interest in D-R. Halliburton anticipates the sale of the D-R interest will result in an after-tax extraordinary gain of approximately $225 million, or $ .51 per diluted share, in the first quarter of 2000.


                                Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

         Halliburton's anticipated combined gain of approximately $ .88 per diluted share on the sale of both joint venture interests is $ .04 per share higher than previously announced due to changes in certain terms, conditions, and estimated costs related to the transaction.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 1999 for a more complete discussion of such risk factors.

                                       ###



                                Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4